SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number:0-31212

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen Street

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note:    Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE
Name: Title:	Sylvie Moser-Savage Company Secretary

Date: August 8, 2003

* Print the name and title of the signing officer under his Signature.

METAL STORM LIMITED A.C.N. 064 270 006

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Lisa Watson
Metal Storm Limited Group	Orient Capital	The Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	lwatson@phillipsgroup.com.au

METAL STORM RAPID FIRING SUCCESS ADVANCES COMPANY PLANS

FOR DEMONSTRATIONS IN USA

BRISBANE, AUSTRALIA – 17 July 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX) announced today that it had successfully completed two more important live firing tests of its electronic ballistic technology in preparation for planned demonstrations of its prototype 40mm weapons systems to potential US customers and alliance partners.

The live firings conducted in Australia included:

•    the Metal Storm multi-barrel 40mm pod system, using a multiple stacked configuration of projectiles converted from conventional rounds, which was successfully fired at rates of up to 240,000 rounds per minute; and

•    a single Metal Storm 40mm rifled barrel, using a multiple stacked configuration of explosive ‘flash bang’ munitions converted from conventional rounds, which was successfully fired at a rate of 600 rounds per minute.

Metal Storm’s Chief Executive Officer, Mr Charles Vehlow said the successful firings would enable Metal Storm to progress discussions with a number of key US defence organisations.

“These successful firings also enable us to progress to the next stage of product development involving the use of high explosive and bursting munitions in the Metal Storm stacked round configuration,” Mr Vehlow said.

“Our aim is to integrate these developments into Metal Storm multiple-calibre and multiple-barrel pod systems, capable of firing a variety of munitions, including lethal and less than lethal rounds, from a menu of selectable options all within just a few seconds.

“The ability to engage targets rapidly and effectively with a ‘swarm’ of various munitions, simultaneously from the one weapon system, will provide a new and significant capability edge.

“This capability will match calls by both the US and Australian governments for the development of ‘transformational’ and ‘networked’ (network-centric) defence systems.

“Metal Storm weapon systems are being developed to provide military commanders with the ability to choose an appropriate level of response, select suitable munitions and rates of fire, and rapidly engage different targets. The systems will also be compact, lightweight and highly mobile, fulfilling the essential critical elements of a transformational system.

“The simplicity of the company’s technology, combined with each system’s extremely high firepower output to weight ratio, and its ability to ‘plug in’ or ‘connect’ with other systems in a military network, makes Metal Storm technology an ideal fit in meeting network centric requirements,” said Mr Vehlow.

Note: These live firing tests are significant because:

•	they are advancements on previous live test firings;

•	they demonstrate the capability of firing explosive munitions in a multiple stacked configuration;

•	they demonstrate the capability of firing medium calibre projectiles from multiple barrels at extraordinarily high rates of fire;

•	they demonstrate the capacity of Metal Storm weapon systems to rapidly engage multiple targets in a similar time frame that conventional weapons take to engage a single target;

•	they demonstrate the capability to select and fire different munition types simultaneously; and

•	they are a major step towards a Metal Storm prototype product being demonstrated to prospective customers and alliance partners in the USA.

Ends

•	Video footage of these firings will be available for viewing on Metal Storm’s website: www.metalstorm.com

•	For further information on Network Centric and Transformational Warfare visit: www.defence.gov.au/publications/fwc.pdf (pages 29, 41 and 42) and www.defenselink.mil/c3i/NCW/

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.